SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)

                                 --------------


                                 RIBAPHARM INC.
                            (Name of Subject Company)

                                 RIBAPHARM INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    762537108
                      (CUSIP Number of Class of Securities)

                                 --------------


                                Daniel J. Paracka
                              Chairman of the Board
                                 Ribapharm Inc.
                               3300 Hyland Avenue
                          Costa Mesa, California 92626
                                 (714) 427-6236

                                 With copies to:

                             Esteban A. Ferrer, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                            1055 Washington Boulevard
                           Stamford, Connecticut 06901
                                 (203) 961-7400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)




|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 8 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on June 23, 2003 and as subsequently amended (the "Schedule 14D-9") by Ribapharm Inc., a Delaware corporation ("Ribapharm" or the "Company"), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation ("ICN"), to purchase all of the outstanding shares of Ribapharm's common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the "Publicly Held Shares"), at a purchase price of $5.60 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 10, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the "Schedule TO"). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

Item 9.        Exhibits.

        Item 9 is hereby amended and supplemented by adding the following thereto:

       (a) (6) Press Release, dated July 31, 2003.

       (a) (7) Press Release, dated July 31, 2003.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     RIBAPHARM INC.



                                     By:  /s/ Daniel J. Paracka
                                        ----------------------------------------
                                     Name:   Daniel J. Paracka
                                     Title:  Chairman of the Board of Directors
Dated:  July 31, 2003

                                                                  Exhibit (a)(6)

[RIBAPHARM LOGO]

--------------------------------------------------------------------------------
                      3300 Hyland Avenue              Telephone:  (714) 427-6236
                      Costa Mesa, California 92626    Fax:  (714) 641-7215
CONTACTS:
Arthur Crozier (Investor inquiries)
Innisfree M&A Incorporated
212-750-5837
acrozier@innisfreema.com

Jennifer Barfoot (Media inquiries)
Hill & Knowlton
323-966-5786
jbarfoot@hillandknowlton.com


           Ribapharm Board Acknowledges Extension of ICN Tender Offer

COSTA MESA, Calif., July 31, 2003 - The Board of Directors of Ribapharm Inc. (NYSE: RNA), acknowledged today the decision announced on July 30 by ICN Pharmaceuticals, Inc. (NYSE: ICN) to extend the expiration date of its unsolicited tender offer for shares of Ribapharm it does not already own to 5 p.m. (EDT) this Friday, August 1, 2003. In a press release issued on July 30, and in related SEC filings, ICN also stated that stockholders "should not expect" an increase in the tender offer price of $5.60 per share, and that ICN "intends" to terminate the tender offer if an "adequate" number of shares are not tendered by that time. On June 20, 2003, in the face of ICN's unsolicited tender offer, the Ribapharm Board adopted a stockholder rights plan for the purpose of preserving for Ribapharm's public stockholders Ribapharm's true long-term value, determined that the ICN unsolicited tender offer was inadequate, and recommended that Ribapharm's public stockholders not tender their shares. This determination and recommendation were reaffirmed on July 20, 2003, the same date that the Board's financial advisor, Morgan Stanley & Co. Incorporated, reiterated its opinion (subject to and based on the assumptions and conditions set forth therein) that the $5.60 per share tender offer price was inadequate from a financial point of view to holders of shares of Ribapharm stock other than ICN and its affiliates.

In a statement issued today, Daniel J. Paracka, Chairman of the Board of Ribapharm, said "The Board of Ribapharm continues to believe that the proposed ICN tender offer price of $5.60 is inadequate, and continues to recommend that stockholders not tender their shares at this price. The Board currently has no plans to remove the stockholder rights plan. The Board remains willing to negotiate with ICN for an increase in the tender offer price that adequately reflects the value of Ribapharm. If the Board were to consider making the stockholder rights plan inoperative as to ICN's tender offer, it would not do so without first providing our public stockholders with advance notice, so that all of our public stockholders are given an opportunity to consider the Board's decision before deciding whether or not to tender their shares."

Where to Find More Information
------------------------------

In connection with ICN's unsolicited tender offer, Ribapharm has filed materials with the Securities and Exchange Commission, including a Solicitation/ Recommendation Statement on Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors can obtain a free copy of the Solicitation/Recommendation Statement and other materials filed by Ribapharm with the Securities and Exchange Commission at the SEC's Web site at www.sec.gov.

In addition, these materials may be obtained for free from Ribapharm by directing a request to Innisfree M&A Incorporated at 888-750-5834, or via e-mail at info@innisfreema.com.

Forward-Looking Statements
--------------------------

Certain matters in this press release may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. Any forward-looking statements contained in this news release are based on current information and assumptions and represent management's best judgment at the present time. Expressions of future goals and similar expressions, including, without limitation, "may," "will," "should," "could," "expects," "does not currently expect," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets" or "continue," reflecting something other than historical fact, are intended to identify forward-looking statements. The following factors, among others, could cause the Company's actual results to differ materially from those described in the forward-looking statements: a loss of or decrease in revenues from our license agreement with Schering-Plough; adverse changes in the Company's relationship with our majority stockholder, ICN Pharmaceuticals, Inc.; the risk of potential claims against certain of the Company's research compounds; the Company's ability to successfully develop and commercialize future products; the limited protection afforded by the patents relating to ribavirin, and possibly on future drugs, techniques, processes or products the Company may develop or acquire; the results of lawsuits or the outcome of investigations pending against ICN Pharmaceuticals, Inc. and the Company; the Company's potential product liability exposure and lack of any insurance coverage thereof; government regulation of the pharmaceutical industry (including review and approval for new pharmaceutical products by the FDA in the United States and comparable agencies in other countries); disruption to the Company's business caused by ICN's pending tender offer; the outcome of litigation regarding ICN's unsolicited tender offer and Ribapharm's stockholder rights plan; the effects of increased competition; and the ability to attract and retain qualified personnel. For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from those described in the forward-looking statements, please refer to the Company's filings with the Securities and Exchange Commission, including especially the Company's annual report on Form 10-K for the year ended December 31, 2002. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


                                      # # #

                                                                  Exhibit (a)(7)

[RIBAPHARM LOGO]

--------------------------------------------------------------------------------
                      3300 Hyland Avenue              Telephone:  (714) 427-6236
                      Costa Mesa, California 92626    Fax:  (714) 641-7215


Investor Contact:
-----------------
Jennifer Barfoot
(323) 966-5786
jbarfoot@hillandknowlton.com



              RIBAPHARM INC. ANNOUNCES SECOND QUARTER 2003 RESULTS

                o Company reports net income of $0.17 per diluted share for the quarter
                o Board reaffirms view on ICN tender offer
                o Research and development activities remain on track


      Costa Mesa, Calif., July 31, 2003 - Ribapharm Inc. (NYSE: RNA) today announced second quarter 2003 net income of $25.8 million, or $0.17 per diluted share, compared with $21.0 million or $0.14 per diluted share in the first quarter 2003, a 22.9% increase, and $31.1 million or $0.21 per diluted share in the second quarter 2002, a 17.1% decrease.

      Second quarter 2003 revenues were $52.0 million, up 7.0% compared with $48.6 million in the first quarter 2003, and down 21.3% compared with $66.0 million in the second quarter 2002. All of Ribapharm's revenues were in the form of royalty revenues derived from sales of ribavirin, a drug that Schering-Plough Ltd. and F. Hoffmann-La Roche Ltd. currently market under license from Ribapharm.

      The Company also announced today a favorable decision in the Company's arbitration proceeding with Schering-Plough with respect to accrued royalties relating to Schering-Plough's indigent patient marketing program. The arbitration decision does not impact the Company's current income statements as Ribapharm previously recognized a significant majority of the disputed amount as income and recorded it as a receivable on its balance sheet.

      "Our financial results during the quarter were impacted by several factors, including the effects of increasing competition between Schering-Plough and F. Hoffmann-La Roche Ltd., who entered the market in January 2003," said Kim
D. Lamon, M.D., Ph.D., president and chief executive officer of Ribapharm. "Royalty revenues in the second quarter 2003 also were negatively and materially impacted by Schering-Plough's provision for estimated rebates on its U.S. sales of ribavirin and changes in trade inventory levels, as reported to us by Schering-Plough. We have no information with regard to the basis for the rebate provision."

       Dr. Lamon added, "More importantly in terms of drivers of shareholder value, our research and development on Viramidine(TM) and other products in our pipeline have progressed well ahead of internal schedules. We have a September 3, 2003 meeting with the FDA to discuss preliminary Phase 2 data of Viramidine and to discuss the potential of early commencement and design of Phase 3 clinical trials in the U.S. and Europe."

      Dan Paracka, Chairman of the Board of the Company, said, "The Ribapharm Board anticipated the second quarter 2003 results and such results were taken into account in its analysis when it concluded that the ICN tender offer price of $5.60 per share was inadequate, and consequently recommended that our public stockholders not tender their shares to ICN at that price. Therefore, that recommendation is unaffected by the results being announced."

       Operating income for the second quarter 2003 was $37.3 million, compared with $33.5 million in first quarter 2003, an 11.3% increase, and $50.4 million in the second quarter 2002, a decrease of 26.0%.

       Research and development expenses of $9.8 million in the second quarter 2003 increased 4.3% from $9.4 million in first quarter 2003, and decreased 28.5% from $13.6 million in the second quarter 2002. The year over year decrease is primarily attributable to the timing of costs associated with the clinical trials of Viramidine(TM) and Hepavir B(TM). It is expected that costs will increase during the second half of 2003 as progress continues with the clinical trials of Viramidine and Hepavir B.

        General and administrative expenses were $4.9 million in the second quarter 2003, compared with $5.6 million in the first quarter 2003 and $2.0 million in the second quarter 2002. General and administrative expenses were up year over year primarily due to an increase of approximately $1.9 million in legal costs incurred in the second quarter 2003 to defend patents against generic pharmaceutical companies, to represent the Company and its Board of Directors in connection with ICN's unsolicited tender offer and related litigation, and to provide general business services. The remainder of the increase is attributable to the existence of certain administrative departments and public company costs, including Directors and Officers Insurance premiums, that did not exist in the second quarter 2002 prior to the Company's initial public offering in April 2002.

      The income tax rate decreased from 38% in the second quarter 2002 to 31.3% in the second quarter 2003. The decrease is primarily attributable to an adjustment in the second quarter 2003 to give effect to the decrease in the Company's revised estimate of the 2003 annual effective tax rate from 37% to 34% resulting from an expected increase in R&D tax credits.

      Net income for the six months ended June 30, 2003, was $46.8 million or $0.31 per diluted share, compared with $61.1 million or $0.41 per diluted share for the six months ended June 30, 2002, a 23.3% decrease. Royalty revenues for the six months ended June 30, 2003 were $100.5 million, a decrease of $22.5 million or 18.3% from $123.0 million reported for the six months ended June 30, 2002.

      For the first six months of 2003, operating income was $70.8 million compared to $98.7 million for the same period in 2002, a decrease of $27.9 million or 28.3%. Research and development expenses for the six months ended June 30, 2003 were $19.2 million, down $1.0 million or 5.1% from $20.2 million in 2002.

      General and administrative expenses for the six months ended June 30, 2003 and 2002 were $10.5 million and $4.1 million, respectively, for an increase of $6.4 million. The increase is primarily attributable to a $4.1 million increase in legal costs to defend patents against generic pharmaceutical companies, to represent the Company and its Board of Directors in connection with ICN's unsolicited tender offer and related litigation, and to provide general business services. The remainder of the increase is attributable to the existence of certain of administrative departments and public company costs that did not exist in 2002 prior to the Company's initial public offering in April 2002.

Second Quarter 2003 Conference Call

      Ribapharm will host an investor conference call to discuss its second quarter 2003 results today at 5:30 p.m. EDT (2:30 p.m. PDT). To participate on the call, please dial (877) 857-0923 or (706) 643-0175, and reference pass code 1839500. A webcast of the live call will be available on the Investor Relations section of the company's Web site located at www.ribapharm.com. Participants should allow approximately five minutes prior to the call's start time to visit the site and download any streaming media software needed to listen to the webcast.

      An audio replay of the call will be available by 8:30 p.m. EDT (5:30 p.m.
PDT) on July 31, 2003, and can be accessed through August 7, 2003, by dialing
(800) 642-1687 or (706) 645-9291 and referencing pass code 1839500. An online archive of the webcast will be available approximately four hours following the end of the live call and will be archived on Ribapharm's Web site until August 7, 2003.

About Ribapharm

       Ribapharm is a biopharmaceutical company that seeks to discover, develop, acquire and commercialize innovative products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas.

 Certain matters in this press release may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. Any forward-looking statements contained in this news release are based on current information and assumptions and represent management's best judgment at the present time. Expressions of future goals and similar expressions including, without limitation, "may," "will," "should," "could," "expects," "does not currently expect," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," or "continue," reflecting something other than historical fact, are intended to identify forward-looking statements. The following factors, among others, could cause the Company's actual results to differ materially from those described in the forward-looking statements: a loss of or decrease in revenues from our license agreement with Schering-Plough; adverse changes in the Company's relationship with our majority stockholder, ICN Pharmaceuticals, Inc.; the risk of potential claims against certain of the Company's research compounds; the Company's ability to successfully develop and commercialize future products; the limited protection afforded by the patents relating to ribavirin, and possibly on future drugs, techniques, processes or products the Company may develop or acquire; the results of lawsuits or the outcome of investigations pending against ICN Pharmaceuticals, Inc. and the Company; the Company's potential product liability exposure and lack of any insurance coverage thereof; government regulation of the pharmaceutical industry (including review and approval for new pharmaceutical products by the FDA in the United States and comparable agencies in other countries); disruption to the Company's business caused by ICN's unsolicited tender offer; the outcome of litigation regarding ICN's unsolicited tender offer and Ribapharm's stockholder rights plan; the effects of increased competition; and the ability to attract and retain qualified personnel. For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from those described in the forward-looking statements, please refer to the Company's filings with the Securities and Exchange Commission, including especially the Company's annual report on Form 10-K for the year ended December 31, 2002. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


Condensed Statements of Income
For the three and six months ended June 30, 2003 and 2002



                                                    Three Months              Six Months
                                                   Ended June 30,           Ended June 30,
                                                 -------------------       ------------------
                                                   2003       2002           2003      2002
                                                   ----       ----           ----      ----
Revenues......................................   $ 51,955   $ 66,000        $100,538  $123,001
                                                 --------   --------        --------  --------
Operating expenses:
     Research and development.................      9,753     13,646          19,193    20,223
     General and administrative...............      4,936      2,000          10,536     4,077
                                                 --------   --------        --------  --------
         Total operating expenses.............     14,689     15,646          29,729    24,300
                                                 --------   --------        --------  --------
         Income from operations...............     37,266     50,354          70,809    98,701

Interest, net.................................       (299)       161            (147)      161
                                                 --------   --------        --------  --------
         Income before provision
         for income taxes.....................     37,565     50,193          70,956    98,540
Provision for income taxes....................     11,770     19,073          24,125    37,445
                                                 --------   --------        --------  --------
         Net income...........................   $ 25,795   $ 31,120        $ 46,831  $ 61,095
                                                 ========   ========        ========  ========
Basic earnings per share......................   $   0.17   $   0.21        $   0.31  $   0.41
                                                 ========   ========        ========  ========
Shares used in basic earnings per share
   computation................................    150,001    150,000         150,000   150,000
                                                 ========   ========        ========  ========

Diluted earnings per share....................   $   0.17   $   0.21        $   0.31  $   0.41
                                                 ========   ========        ========  ========
Shares used in diluted earnings per share
   computation................................    150,077    150,014         150,081   150,007
                                                 ========   ========        ========  ========


                                       ###